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James B. Parsons*                                                                                                                                                                                                                                                                                                                 *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                                                                                                        the Northern Mariana Islands

VIA EDGAR CORRESPONDENCE

January 5, 2006

April Sifford

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Mail Stop 7010

Re:       McNab Creek Gold Crop.

            Form 10-KSB/A for the Fiscal Year Ended March 31, 2006

            Filed August 21, 2006

            File No. 000-50915

Dear Ms. Sifford:

We represent McNab Creek Gold Corp. (the "Company") regarding certain securities matters. The Company has received your letter dated January 25, 2007, with comments regarding the amended annual report filed on behalf of the Company.

On behalf of the Company, we would like to request an extension of time to answer the comments set forth in the January 25, 2007 letter. We would request an extension to answer until February 16, 2007.

On behalf of the Company, we would appreciate your consideration in reviewing this request.

Very truly yours.

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES PARSONS

JBP:aqs

cc: Company